UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Reports Financial Results for Fourth Quarter of Fiscal 2011

We, LDK Solar Co., Ltd., have reported our unaudited financial results for the fourth quarter ended December 31, 2011. All financial results are reported in U.S. dollars on a U.S. GAAP basis.

Fourth Quarter Highlights

•	Net sales of $420.2 million;

•	Shipped 197.1 megawatts, or MW, of wafers, 255.5 MW of cells and modules in the fourth quarter;

•	Produced a total of approximately 2,317.8 metric tons, or MT, of polysilicon during the fourth quarter; and

•	Produced a total of approximately 149.6 MW of cells during the fourth quarter.

Net sales for the fourth quarter 2011 were $420.2 million, compared to $471.9 million for the third quarter 2011, and $920.9 million for the fourth quarter 2010.

Gross loss for the fourth quarter 2011 was $275.2 million, compared to gross loss of $17.0 million for the third quarter 2011, and gross profit of $251.4 million for the fourth quarter 2010.

Gross margin for the fourth quarter 2011 was negative 65.5%, compared to negative 3.6% for the third quarter 2011, and positive 27.3% for the fourth quarter 2010.

During the preparation of our fourth quarter 2011 financial results, our management determined that an inventory write-down and provision for firm purchase commitment of $232.6 million was required as a result of the significant drop in market price for polysilicon, wafers and modules during the fourth quarter. As a result, gross margin and results from operations were negatively impacted in the fourth quarter 2011.

Loss from operations for the fourth quarter 2011 was $531.4 million, compared to loss from operations of $77.1 million for the third quarter 2011, and income from operations of $203.8 million for the fourth quarter 2010. Apart from the inventory write-down and provision for firm purchase commitment, our management determined that a provision for doubtful receivables and prepayments of $179.2 million was required in view of deteriorating solar market which negatively affected our customers and suppliers.

Operating margin for the fourth quarter 2011 was negative 126.5%, compared to negative 16.3% for the third quarter 2011, and positive 22.1% for the fourth quarter 2010.

Income tax benefit for the fourth quarter 2011 was $45.1 million, compared to income tax benefit of $1.7 million for the third quarter 2011, and income tax expense of $40.5 million in the fourth quarter 2010.

Net loss attributable to our shareholders for the fourth quarter 2011 was $588.7 million, or a loss of $4.63 per diluted ADS, compared to a net loss of $114.5 million, or a loss of $0.87 per diluted ADS for the third quarter 2011, and net income of $145.2 million, or $1.09 per diluted ADS for the fourth quarter 2010. The number of shares for calculating diluted ADS was approximately 127.2 million for the fourth quarter 2011.

We ended the fourth quarter 2011 with $244.1 million in cash and cash equivalents and $565.1 million in short-term pledged bank deposits.

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Balance Sheet Information

(In US$’000)

	12/31/2011	9/30/2011
Assets
Current assets
Cash and cash equivalents	244,072	262,550
Pledged bank deposits	565,062	605,594
Trade accounts and bills receivable, net	491,407	622,556
Inventories	654,947	918,365
Prepayments to suppliers, net	28,178	185,945
Other current assets	367,256	337,612

Total current assets	2,350,922	2,932,622
Property, plant and equipment, net	3,872,361	3,692,354
Deposits for purchases of property, plant and equipment and land use rights	151,701	163,665
Land use rights	293,559	281,782
Prepayments to suppliers expected to be utilized beyond one year, net	11,153	13,021
Pledged bank deposits – non-current	31,637	32,929
Investments in associates and a jointly-controlled entity	50,358	52,655
Other non-current assets	92,170	88,651

Total assets	6,853,861	7,257,679

Liabilities and equity
Current liabilities
Short-term borrowings and current installments of long-term borrowings	2,216,124	2,353,745
Trade accounts and bills payable	1,325,120	897,326
Advance payments from customers, current installments	210,412	255,241
Accrued expenses and other payables	750,148	698,745
Other financial liabilities	69,131	70,766

Total current liabilities	4,570,935	4,275,823

Long-term borrowings, excluding current installments	849,168	981,068
Convertible senior notes and RMB-denominated US$-settled senior notes, less debt discount	282,560	280,337
Advance payments from customers – non-current	121,740	135,891
Other liabilities	184,840	178,136

Total liabilities	6,009,243	5,851,255

Redeemable non-controlling interests	219,694	196,814

Equity
Total LDK Solar Co., Ltd. shareholders’ equity	609,916	1,195,550
Non-controlling interests	15,008	14,060

Total equity	624,924	1,209,610

Total liabilities and equity	6,853,861	7,257,679

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations Information

(In US$’000, except per ADS data)

	For the 3 Months Ended
	12/31/2011	9/30/2011

Net sales	420,169	471,870
Cost of goods sold	(695,417)	(488,880)

Gross loss	(275,248)	(17,010)
Selling expenses	(15,957)	(9,700)
General and administrative expenses	(226,523)	(38,112)
Research and development expenses	(13,685)	(12,275)

Total operating expenses	(256,165)	(60,087)

Loss from operations	(531,413)	(77,097)
Other income (expenses):
Interest income	1,988	2,226
Interest expense and amortization of debt issuance costs and debt discount	(69,257)	(50,732)
Foreign currency exchange loss, net	(13,200)	(4,131)
Others, net	2,278	30,673

Loss before income tax	(609,604)	(99,061)
Income tax benefit	45,052	1,656

Net loss	(564,552)	(97,405)
(Earnings) loss attributable to non-controlling interests	(1,247)	732
Earnings attributable to redeemable non-controlling interests	(1,013)	(7,735)
Accretion to redemption value of redeemable non-controlling interests	(21,913)	(10,056)

Net loss attributable to LDK Solar Co., Ltd. shareholders	(588,725)	(114,464)

Net loss per ADS, Diluted	$(4.63)	$(0.87)

Incorporation by Reference

This report on Form 6-K (except our press release attached hereto as Exhibit 99.3) is hereby incorporated by reference into our registration statements filed with the SEC under the Securities Act of 1933, as amended.

Exhibit

Attached hereto as Exhibit 99.3 is the press release we issued on April 30, 2012 relating to our unaudited financial results for the fourth quarter 2011, which is furnished to the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

	By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer

Date: April 30, 2012

Exhibit 99.3

LDK Solar Reports Financial Results for Fourth Quarter of Fiscal 2011

Xinyu City, China and Sunnyvale, California, April 30, 2012 – LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic products, today reported its unaudited financial results for the fourth quarter ended December 31, 2011.

All financial results are reported in U.S. dollars on a U.S. GAAP basis.

Fourth Quarter Highlights:

•	Net sales of $420.2 million;

•	Shipped 197.1 megawatts (MW) of wafers, 255.5 MW of cells and modules in the fourth quarter;

•	Produced a total of approximately 2,317.8 MT of polysilicon during the fourth quarter; and

•	Produced a total of approximately 149.6 MW of cells during the fourth quarter.

Net sales for the fourth quarter of fiscal 2011 were $420.2 million, compared to $471.9 million for the third quarter of fiscal 2011, and $920.9 million for the fourth quarter of fiscal 2010.

Gross loss for the fourth quarter of fiscal 2011 was $275.2 million, compared to gross loss of $17.0 million in the third quarter of fiscal 2011, and gross profit of $251.4 million for the fourth quarter of fiscal 2010.

Gross margin for the fourth quarter of fiscal 2011 was negative 65.5%, compared to negative 3.6% in the third quarter of fiscal 2011, and positive 27.3% in the fourth quarter of fiscal 2010.

During the preparation of its fourth quarter 2011 financial results, LDK Solar’s management determined that an inventory write-down and provision for firm purchase commitment of $232.6 million was required as a result of the significant drop in market price for polysilicon, wafers and modules during the fourth quarter. As a result, gross margin and results from operations were negatively impacted in the fourth quarter of fiscal 2011.

Loss from operations for the fourth quarter of fiscal 2011 was $531.4 million, compared to loss from operations of $77.1 million for the third quarter of fiscal 2011, and income from operations of $203.8 million for the fourth quarter of fiscal 2010. Apart from the inventory write-down and provision for firm purchase commitment, LDK Solar's management determined that a provision for doubtful receivables and prepayments of $179.2 million was required in view of deteriorating solar market which negatively affected our customers and suppliers.

Operating margin for the fourth quarter of fiscal 2011 was negative 126.5% compared to negative 16.3% in the third quarter of fiscal 2011, and positive 22.1% in the fourth quarter of fiscal 2010.

Income tax benefit for the fourth quarter of fiscal 2011 was $45.1 million, compared to income tax benefit of $1.7 million in the third quarter of fiscal 2011 and income tax expense of $40.5 million in the fourth quarter of fiscal 2010.

Net loss attributable to LDK Solar’s shareholders for the fourth quarter of fiscal 2011 was $588.7 million, or a loss of $4.63 per diluted ADS, compared to a net loss of $114.5 million, or a loss of $0.87 per diluted ADS for the third quarter of fiscal 2011 and net income of $145.2 million, or $1.09 per diluted ADS for the fourth quarter of fiscal 2010. The number of shares for calculating diluted ADS was approximately 127.2 million for the fourth quarter of fiscal 2011.

LDK Solar ended the fourth quarter of fiscal 2011 with $244.1 million in cash and cash equivalents and $565.1 million in short-term pledged bank deposits.

“The solar industry experienced a tremendous supply and demand imbalance throughout the value chain during the fourth quarter. Our results reflected the negative effects of this dislocation in the PV market,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “Weak market demand and rapidly declining average selling prices reduced our revenue and adversely impacted our margins in the quarter.

“In 2012, we expect that excess capacity and further policy uncertainties in Europe and the U.S. will result in continued intense competition within the solar industry. As such, we remain focused on improving our cost structure by driving down production costs and closely managing our operating expenses. PV applications are increasing globally with improved affordability for solar electricity. We continue to believe that the considerable opportunities to meet global energy needs with solar power will drive long-term market growth,” concluded Mr. Peng.

Business Outlook

The following statements are based upon management’s current expectations. These statements are forward-looking in nature, and the actual results may differ materially. You should read the “Safe Harbor Statement” below with respect to the risks and uncertainties relating to these forward-looking statements.

For the first quarter of fiscal 2012, LDK Solar estimates its revenue to be in the range of $190 million to $230 million, wafer shipments between 140 MW and 150 MW, cells and module shipments between 170 MW and 180 MW, in-house polysilicon production between 1,800 MT and 1,900 MT and in-house cell production between 40 MW and 50 MW.

For fiscal 2012, LDK Solar estimates its revenue to be in the range of $2.0 billion to $2.7 billion, polysilicon production between 12,000 MT and 15,000 MT, of which shipments to 3rd party customers are expected to be between 6,000 MT and 8,000 MT, wafer production between 2.7 gigawatts (GW) and 3.3 GW, of which shipments to 3rd party customers are expected to be between 1.5 GW and 2.0 GW, in-house cell production between 1.2 GW and 1.6 GW, and module production between 1.2 GW and 1.6 GW, with cell and module shipments to 3rd party customers between 1.0 GW and 1.3 GW and inverter shipments between 200 MW to 250 MW. LDK Solar expects PV system project construction to be in the range of 400 MW to 600 MW and to recognize between 270 MW and 360 MW through project sales and EPC services for 3rd party customers.

Conference Call Details

The LDK Solar Fourth Quarter 2011 teleconference and webcast is scheduled to begin at 8:00 a.m. Eastern Time (ET), on April 30, 2012. To listen to the live conference call, please dial 877-941-1427 (within U.S.) or 480-629-9664 (outside U.S.) at 8:00 a.m. ET on April 30, 2012. An audio replay of the call will be available through May 12, 2012, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the pass code 4524489#.

A live webcast of the call will be available on the company's investor relations website at http://investor.ldksolar.com.

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Balance Sheet Information

(In US$’000)

	12/31/2011	9/30/2011
Assets
Current assets
Cash and cash equivalents	244,072	262,550
Pledged bank deposits	565,062	605,594
Trade accounts and bills receivable, net	491,407	622,556
Inventories	654,947	918,365
Prepayments to suppliers, net	28,178	185,945
Other current assets	367,256	337,612

Total current assets	2,350,922	2,932,622
Property, plant and equipment, net	3,872,361	3,692,354
Deposits for purchases of property, plant and equipment and land use rights	151,701	163,665
Land use rights	293,559	281,782
Prepayments to suppliers expected to be utilized beyond one year, net	11,153	13,021
Pledged bank deposits – non-current	31,637	32,929
Investments in associates and a jointly-controlled entity	50,358	52,655
Other non-current assets	92,170	88,651

Total assets	6,853,861	7,257,679

Liabilities and equity
Current liabilities
Short-term borrowings and current installments of long-term borrowings	2,216,124	2,353,745
Trade accounts and bills payable	1,325,120	897,326
Advance payments from customers, current installments	210,412	255,241
Accrued expenses and other payables	750,148	698,745
Other financial liabilities	69,131	70,766

Total current liabilities	4,570,935	4,275,823

Long-term borrowings, excluding current installments	849,168	981,068
Convertible senior notes and RMB-denominated US$-settled senior notes, less debt discount	282,560	280,337
Advance payments from customers – non-current	121,740	135,891
Other liabilities	184,840	178,136

Total liabilities	6,009,243	5,851,255

Redeemable non-controlling interests	219,694	196,814

Equity
Total LDK Solar Co., Ltd. shareholders’ equity	609,916	1,195,550
Non-controlling interests	15,008	14,060

Total equity	624,924	1,209,610

Total liabilities and equity	6,853,861	7,257,679

LDK Solar Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations Information

(In US$’000, except per ADS data)

	For the 3 Months Ended
	12/31/2011	9/30/2011

Net sales	420,169	471,870
Cost of goods sold	(695,417)	(488,880)

Gross loss	(275,248)	(17,010)
Selling expenses	(15,957)	(9,700)
General and administrative expenses	(226,523)	(38,112)
Research and development expenses	(13,685)	(12,275)

Total operating expenses	(256,165)	(60,087)

Loss from operations	(531,413)	(77,097)
Other income (expenses):
Interest income	1,988	2,226
Interest expense and amortization of debt issuance costs and debt discount	(69,257)	(50,732)
Foreign currency exchange loss, net	(13,200)	(4,131)
Others, net	2,278	30,673

Loss before income tax	(609,604)	(99,061)
Income tax benefit	45,052	1,656

Net loss	(564,552)	(97,405)
(Earnings) loss attributable to non-controlling interests	(1,247)	732
Earnings attributable to redeemable non-controlling interests	(1,013)	(7,735)
Accretion to redemption value of redeemable non-controlling interests	(21,913)	(10,056)

Net loss attributable to LDK Solar Co., Ltd. shareholders	(588,725)	(114,464)

Net loss per ADS, Diluted	$(4.63)	$(0.87)

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801